UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                May 28, 2019

  By E-Mail

  Aneliya S. Crawford, Esq.
  Schulte Roth & Zabel LLP
  919 Third Avenue
  New York, NY 10022

           Re:     MiMedx Group, Inc.
                   Response Letter filed on May 17, 2019
                   Filed by Parker H. Petit, David J. Furstenberg, and Shawn P. George
                   File No. 001-35887

  Dear Ms. Crawford:

           We have reviewed your response letters and have the following comments.

  Response Letter to Comment Letter dated May 9, 2019 filed May 17, 2019

  1. We reissue prior comment 1. We do not believe you have provided sufficient support for your disclosure. You refer to a press release in early 2017 in your response but the disclosure for which we sought support relates to early 2018 events. Please confirm that you will not include similar disclosure without support for such opinion.

  2. We reissue prior comment 2. We do not believe you have provided sufficient support for your disclosure. You refer to a press release in early 2017 in your response but the disclosure for which we sought support relates to events that took place in June and
           September 2018. Please confirm that you will not include similar disclosure without support for such opinion.

  3. We reissue prior comment 3. The referenced disclosure suggests that you believe sole responsibility for the announced restatement of the company's financial statement lies with the audit committee. We do not believe you have provided sufficient support for your disclosure. We note, additionally, that management, among other actions, certified each quarterly and annual report filed on Edgar during the period 2012-2016. Please confirm that you will not include similar disclosure without support for such opinion and without a clarification as to management's responsibility over the financial statements.

  4. Refer to prior comment 4. Similar to our note above, your response refers to the press release in 2017 while attempting to support disclosure that relates to 2018. As a result, we reissue our comment. Also, it appears from your response that Mr. Petit was not aware of any efforts to maintain training carried out Mr. Dewberry as opposed to knowing that Mr.
 Aneliya S. Crawford, Esq.
Schulte Roth & Zabel LLP
May 28, 2019
Page 2

      Dewberry did not, in fact, carry out any ongoing training. Thus, please ensure that you have appropriate support for this opinion and clarify what Mr. Petit knew specifically in future similar disclosure.

5. We note your response to prior comment 7. Please ensure that in any future disclosure that refers to the referenced email you clarify the basis for your belief that it was not written by a MiMedx employee, as described in your response.

6. We reissue prior comment 9. Your disclosure appears to present the recommendations found in the sources referenced in your response as a pretextual approach to resolving any government action rather than a deliberate approach to truly resolve any issues within a company experiencing alleged internal wrongdoing. Please confirm that you will not include similar disclosure without support for your opinion.

7. In connection with our reissuance of prior comments 1 and 9, we reissue prior comment
      10.

      Please direct any questions to me at (202) 551-3619.

                                                             Sincerely,

                                                             /s/ Daniel F.
Duchovny
                                                             Daniel F. Duchovny
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions